Exhibit 99.3

Mailing Address: PO Box 9431 Stn Prov Govt Victoria BC V8W 9V3 www.corporateonline.gov.bc.ca	Location: 2nd Floor - 940 Blanshard Street Victoria BC 1 877 526-1526

CERTIFIED COPY
Of a Document filed with the Province of British Columbia Registrar of Companies

Notice of Articles

BUSINESS CORPORATIONS ACT	KATHLEEN ASSAF

This Notice of Articles was issued by the Registrar on: August 7, 2026 12:30 PM Pacific Time

Incorporation Number:	BC1014372

Recognition Date and Time:	Incorporated on September 23, 2014 02:50 PM Pacific Time

NOTICE OF ARTICLES

Name of Company:

NURAN WIRELESS INC.

REGISTERED OFFICE INFORMATION

Mailing Address:	Delivery Address:
PO BOX 49290 1000 - 595 BURRARD STREET VANCOUVER BC V7X 1S8 CANADA	1000 - 595 BURRARD STREET VANCOUVER BC V7X 1S8 CANADA

RECORDS OFFICE INFORMATION

Mailing Address:	Delivery Address:
PO BOX 49290 1000 - 595 BURRARD STREET VANCOUVER BC V7X 1S8 CANADA	1000 - 595 BURRARD STREET VANCOUVER BC V7X 1S8 CANADA

Page: 1 of 3

DIRECTOR INFORMATION

Last Name, First Name, Middle Name:
Naidoo, Navindran

Mailing Address:	Delivery Address:
214 OAKLAND HILL CRESCENT	214 OAKLAND HILL CRESCENT
HONEYDEW 2170	HONEYDEW 2170
SOUTH AFRICA	SOUTH AFRICA

Last Name, First Name, Middle Name:
Purdy, Brendan

Mailing Address:	Delivery Address:
8 WELLINGTON STREET EAST	8 WELLINGTON STREET EAST
MEZZANINE LEVEL	MEZZANINE LEVEL
TORONTO ON M5E 1C5	TORONTO ON M5E 1C5
CANADA	CANADA

Last Name, First Name, Middle Name:
Letourneau, Francis

Mailing Address:	Delivery Address:
49 RUE BOILARD	49 RUE BOILARD
FOSSAMBAULT-SUR-LE-LAC QC G3N 1Y1	FOSSAMBAULT-SUR-LE-LAC QC G3N 1Y1
CANADA	CANADA

Last Name, First Name, Middle Name:
Fonseca, Vitor

Mailing Address:	Delivery Address:
216 KINGSLAKE ROAD	216 KINGSLAKE ROAD
NORTH YORK ON M2J 3G8	NORTH YORK ON M2J 3G8
CANADA	CANADA

Last Name, First Name, Middle Name:
Posen, Binyomin

Mailing Address:	Delivery Address:
34 DELL PARK AVENUE	34 DELL PARK AVENUE
TORONTO ON M6B 2T4	TORONTO ON M6B 2T4
CANADA	CANADA

Last Name, First Name, Middle Name:
Minkowitz, Avi

Mailing Address:	Delivery Address:
23 PALM COURT	23 PALM COURT
BROOKLYN NY 11225	BROOKLYN NY 11225
UNITED STATES	UNITED STATES

Page: 2 of 3

Last Name, First Name, Middle Name:
Labkowski, Joseph

Mailing Address:	Delivery Address:
2122 CAPE CORAL PARKWAY WEST	2122 CAPE CORAL PARKWAY WEST
CAPE CORAL FL 33914	CAPE CORAL FL 33914
UNITED STATES	UNITED STATES

RESOLUTION DATES:

Date(s) of Resolution(s) or Court Order(s) attaching or altering Special Rights and Restrictions attached to a class or a series of shares:

July 20, 2017
July 29, 2026
August 6, 2026

AUTHORIZED SHARE STRUCTURE
1.	No Maximum	COMMON Shares	Without Par Value

Without Special Rights or
Restrictions attached

2.	No Maximum	PREFERRED Shares	Without Par Value

With Special Rights or
Restrictions attached

1.	2,000,000	Series A Convertible Preferred	Special Rights or
Restrictions are attached

Page: 3 of 3